UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Joe’s Jeans Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-18926	11-2928178
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2340 S. Eastern Avenue, Commerce, California	90040
(Address of principal executive offices)	(Zip code)

Marc B. Crossman                                                                                  (323) 837-3700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Joe’s Jeans Inc.’s (“Joe’s” or the “Company”) principal business activity is the design, development and worldwide marketing of apparel products.  The Company’s product line includes denim jeans, pants, dresses, skirts, shirts, sweaters, jackets and other apparel products and accessories.  Following a review of products, the Company identified that certain products that it contracted to be manufactured in calendar year 2013 may contain trace amounts of tin or gold used for ornamental or decorative purposes, but based on discussions with and representations made by the relevant suppliers, the Company reasonably determined that such products did not have any gold, tin, tantalum, or tungsten (“Conflict Minerals”) that were necessary to their functionality or production.

Reasonable Country of Origin Inquiry

The Company has conducted and continues to conduct a good faith inquiry reasonably designed to determine whether any Conflict Minerals contained in the Company’s products originated in the Democratic Republic of Congo or an adjoining country (“Covered Countries”) or came from recycled or scrap sources.  This inquiry includes obtaining from the Company’s nominated suppliers of products that may contain Conflict Minerals, certifications that the supplier had no reason to believe that such Conflict Minerals came from the Covered Countries or did not come from recycled or scrap sources.

On the basis of this inquiry and the responses received from its suppliers, the Company currently has no reason to believe that Conflict Minerals contained in these products originated in the Covered Countries or did not come from recycled or scrap sources.

Conflict Minerals Report

The Company provides a Conflict Minerals Report as Exhibit 1.02  detailing its Conflict Minerals due diligence procedures and efforts.  This disclosure is available on the Company’s investor relations page of its public website at www.joesjeans.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is filed as Exhibit 1.02 and is also publicly available on the Company’s investor relations page of its website at www.joesjeans.com.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JOE’S JEANS INC.

(Registrant)

By:	/s/ Marc B. Crossman	June 2, 2014
	Marc B. Crossman	(Date)
President and Chief Executive Officer